                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)

                             TCC Industries, Inc.
                               (Name of Issuer)
                         Common Stock, $1.00 Par Value
                        (Title of Class of Securities)
                                  872254-10-7
                                (CUSIP Number)
                                John Strickland
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                        816 Congress Avenue, Suite 1900
                 Austin, Texas 78701            (512) 499-6200
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 July 14, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on Following Pages)
                          Page 1 of a 13 Page Report

--------------------                                 ---------------------------
CUSIP No.872254-10-7                 13D             Page 2  of  13    Pages
--------------------         (Amendment No. 4)      ---------------------------

--------------------------------------------------------------------------------
    1     Name of Reporting Person:
          Walter A. DeRoeck

          S.S. or I.R.S. Identification Nos. of Above Person:
          ###-##-####
--------------------------------------------------------------------------------
    2     Check the Appropriate Box if a Member of a Group           (a) [x]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
    3     SEC Use Only
--------------------------------------------------------------------------------
    4     Source of Funds
               Personal Funds (PF)
--------------------------------------------------------------------------------
    5     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
             Item 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
    6     Citizenship or Place of Organization
               United States Citizen
--------------------------------------------------------------------------------
    Number of           7     Sole Voting Power
      Shares                   254,900 shares of Common Stock, $1.00 par value
   Beneficially       ----------------------------------------------------------
     Owned by           8     Shared Voting Power
       Each                    None
    Reporting         ----------------------------------------------------------
      Person            9     Sole Dispositive Power
       With                    254,900 shares of Common Stock, $1.00 par value
                      ----------------------------------------------------------
                       10     Shared Dispositive Power
                               None
--------------------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person
            254,900 shares of Common Stock, $1.00 par value
--------------------------------------------------------------------------------
   12     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                            [x]
--------------------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11)
            9.23%
--------------------------------------------------------------------------------
   14     Type of Reporting Person
            Individual
--------------------------------------------------------------------------------

                          Page 2 of a 13 Page Report

--------------------                                 ---------------------------
CUSIP No.872254-10-7                 13D             Page 3  of  13    Pages
--------------------         (Amendment No. 4)      ---------------------------

--------------------------------------------------------------------------------
    1     Name of Reporting Person:
          Robert Thomajan

          S.S. or I.R.S. Identification Nos. of Above Person:
          ###-##-####
--------------------------------------------------------------------------------
    2     Check the Appropriate Box if a Member of a Group           (a) [x]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
    3     SEC Use Only
--------------------------------------------------------------------------------
    4     Source of Funds
               Personal Funds (PF)
--------------------------------------------------------------------------------
    5     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
             Item 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
    6     Citizenship or Place of Organization
               United States Citizen
--------------------------------------------------------------------------------
    Number of           7     Sole Voting Power
      Shares                   88,300 shares of Common Stock, $1.00 par value
   Beneficially       ----------------------------------------------------------
     Owned by           8     Shared Voting Power
       Each                    None
    Reporting         ----------------------------------------------------------
      Person            9     Sole Dispositive Power
       With                    88,300 shares of Common Stock, $1.00 par value
                      ----------------------------------------------------------
                       10     Shared Dispositive Power
                               None
--------------------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person
            88,300 shares of Common Stock, $1.00 par value
--------------------------------------------------------------------------------
   12     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                            [x]
--------------------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11)
            3.20%
--------------------------------------------------------------------------------
   14     Type of Reporting Person
            Individual
--------------------------------------------------------------------------------

                          Page 3 of a 13 Page Report

--------------------                                 ---------------------------
CUSIP No.872254-10-7                 13D             Page 4  of  13    Pages
--------------------         (Amendment No. 4)      ---------------------------

--------------------------------------------------------------------------------
    1     Name of Reporting Person:
          Chamois Family Partnership, Ltd.

          S.S. or I.R.S. Identification Nos. of Above Person:
          Applied For
--------------------------------------------------------------------------------
    2     Check the Appropriate Box if a Member of a Group           (a) [x]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
    3     SEC Use Only
--------------------------------------------------------------------------------
    4     Source of Funds
               Personal Funds (PF)
--------------------------------------------------------------------------------
    5     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
             Item 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
    6     Citizenship or Place of Organization
               United States Citizen
--------------------------------------------------------------------------------
    Number of           7     Sole Voting Power
      Shares                   71,000 shares of Common Stock, $1.00 par value
   Beneficially       ----------------------------------------------------------
     Owned by           8     Shared Voting Power
       Each                    None
    Reporting         ----------------------------------------------------------
      Person            9     Sole Dispositive Power
       With                    71,000 shares of Common Stock, $1.00 par value
                      ----------------------------------------------------------
                       10     Shared Dispositive Power
                               None
--------------------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person
            71,000 shares of Common Stock, $1.00 par value
--------------------------------------------------------------------------------
   12     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                            [x]
--------------------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11)
            2.57%
--------------------------------------------------------------------------------
   14     Type of Reporting Person
            Partnership
--------------------------------------------------------------------------------

                          Page 4 of a 13 Page Report

                                  SCHEDULE 13D
                               (AMENDMENT NO. 4)


ITEM 1.    SECURITY AND ISSUER
           -------------------

This statement relates to the common stock, $1.00 par value ("Common Stock"), of TCC Industries, Inc. ("Company" or "TCC"), the principal executive offices of which are located at Suite 1250, 816 Congress Avenue, Austin, Texas 78701.

ITEM 2.    IDENTITY AND BACKGROUND
           -----------------------

  This statement is being filed by the below-named natural persons:

  (a) Walter A. DeRoeck and Robert Thomajan.

  (b) Mr. DeRoeck's address is Suite B125, 1301 Capital of Texas Highway South, Austin, Texas 78746. Mr. Thomajan's address is 2900 Westlake Cove, Austin, Texas 78746.

  (c) The present principal occupations of Mr. DeRoeck and Mr. Thomajan are investments.

  (d) Neither Mr. DeRoeck nor Mr. Thomajan has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

  (e) Neither Mr. DeRoeck nor Mr. Thomajan has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which proceeding was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

  (f) Mr. DeRoeck and Mr. Thomajan are citizens of the United States.

  This statement is also being filed by Chamois Family Partnership, Ltd. ("Partnership"), a Texas limited partnership. Mr. Thomajan serves as the sole general partner of the Partnership. The Partnership, the address of which is 2900 Westlake Cove, Austin, Texas 78746, was formed on behalf of Mr. Thomajan on July 11, 1997, for the purpose of acquiring and holding assets for the benefit of Mr. Thomajan and members of Mr. Thomajan's family.

  The Partnership has not been convicted in a criminal proceeding during the last five years.

  The Partnership has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which proceeding was a judgment, decree or final


                          Page 5 of a 13 Page Report
order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
           -------------------------------------------------

  The shares of Common Stock acquired by Mr. DeRoeck have been purchased for an aggregate cash consideration, including brokerage commissions and other charges, of $612,727.50 utilizing personal funds. It is anticipated that future purchases by Mr. DeRoeck, if any, will be funded from personal funds and other sources, including borrowing, if necessary or desirable.

  The shares of Common Stock acquired by Mr. Thomajan have been purchased for an aggregate cash consideration, excluding brokerage commissions and other charges, of $156,975 utilizing personal funds. It is anticipated that future purchases by Mr. Thomajan, if any, will be funded from personal funds and other sources, including borrowing, if necessary or desirable.

  The shares of Common Stock acquired by the Partnership have been purchased for an aggregate cash consideration, excluding brokerage commissions and other charges, of $160,460 utilizing funds contributed to the Partnership by Mr. Thomajan. It is anticipated that future purchases by the Partnership, if any, will be funded from funds and other sources, including borrowing, if necessary or desirable, made available by Mr. Thomajan.


ITEM 4.    PURPOSE OF TRANSACTION
           ----------------------

  Mr. DeRoeck, Mr. Thomajan and the Partnership have each acquired the shares of Common Stock described herein for investment purposes and may, depending upon market and other conditions, make purchases of additional shares of Common Stock in the open market or in privately negotiated transactions or otherwise, or dispose of shares of Common Stock in the open market or in privately negotiated transactions or otherwise.

  Mr. DeRoeck, Mr. Thomajan and the Partnership are considering a variety of plans and proposals with respect to the shares of Common Stock described herein, as described in response to Item 6 below, that may relate to or may result in:
(a) the acquisition of additional securities of TCC, or the disposition of securities of TCC; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving TCC or one or more of its subsidiaries;
(c) a sale or transfer of a material amount of assets of TCC or one or more of its subsidiaries; (d) a change in the present Board of Directors or management of TCC; (e) a material change in the present capitalization or dividend policy of TCC; (f) other material changes in TCC's business or corporate structure; (g) changes in TCC's charter or bylaws or other actions which may impede the acquisition of control of TCC by any other person; (h) causing a class of securities of TCC to be delisted from the New York Stock Exchange; (i) causing a class of equity securities of TCC to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended ("Act"); or (j) actions similar to any of those enumerated above.

                          Page 6 of a 13 Page Report

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER
           ------------------------------------

   (a) The aggregate number of shares of Common Stock beneficially owned by Mr. DeRoeck and the percentage which those shares are of the total outstanding shares of Common Stock are as follows:

          Walter A. DeRoeck         254,900 shares 9.23%


   The aggregate number of shares of Common Stock beneficially owned by Mr. Thomajan and the percentage which those shares are of the total outstanding shares of Common Stock are as follows:

          Robert Thomajan           88,300 shares  3.20%

   The aggregate number of shares of Common Stock beneficially owned by the Partnership and the percentage which those shares are of the total outstanding shares of Common Stock are as follows:

          Chamois Family Partnership, Ltd.  71,000 shares  2.57%

   As described in detail in response to Item 6, below, Mr. DeRoeck, Mr. Thomajan and the Partnership may be regarded as a group and that group may be deemed to have acquired beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Act, of all shares of Common Stock beneficially owned by Mr. DeRoeck, Mr. Thomajan or the Partnership.

   (b) Mr. DeRoeck has the sole power to vote or direct the vote of and the sole power to dispose or direct the disposition of the shares of Common Stock listed opposite his name above.

   Mr. Thomajan has the sole power to vote or direct the vote of and the sole power to dispose or direct the disposition of the shares of Common Stock listed opposite his name above.

   As the sole general partner of the Partnership, Mr. Thomajan has the sole power to vote or direct the vote of and the sole power to dispose or direct the disposition of the shares of Common Stock listed opposite the Partnership's name above.

   (c) A description of the transactions involving the Common Stock that were effected by Mr. DeRoeck through February 6, 1997 was set forth in the Schedule 13D, dated February 16, 1996, Amendment No. 1 to Schedule 13D, dated March 27, 1996, and Amendment No. 2 to Schedule 13D, dated February 6, 1997, filed on behalf of Mr. DeRoeck. On July 14, 1997, Mr. DeRoeck concluded the purchase of 71,000 shares of Common Stock, at a purchase price (excluding brokerage commissions and other charges) of $2.26 per share. Such shares were


                          Page 7 of a 13 Page Report
purchased from Lawrence W. Schumann in a privately negotiated transaction. Mr. Schumann previously served as the President and Chief Executive Officer and as a director of the Company.

   A description of the transactions involving the Common Stock that were effected by Mr. Thomajan through May 23, 1997 was set forth in Amendment No. 2 to Schedule 13D, dated February 6, 1997, and Amendment No. 3 to Schedule 13D, dated May 23, 1997, filed on behalf of Mr. Thomajan. Mr. Thomajan has not engaged in any transactions involving the Common Stock since May 23, 1997.

   On July 14, 1997, the Partnership concluded the purchase of 71,000 shares of Common Stock, at a purchase price (excluding brokerage commissions and other charges) of $2.26 per share. Such shares were purchased from Lawrence W. Schumann in a privately negotiated transaction.

   (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock set forth herein.

   (e)  Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER
         ---------------------------

   Mr. DeRoeck, Mr. Thomajan and the Partnership have orally agreed to act together with respect to the Common Stock as and to the extent set forth below. Moreover, pursuant to the terms of a Joint Filing Agreement, dated July 22, 1997, Mr. DeRoeck, Mr. Thomajan and the Partnership have agreed to the joint filing of this Statement on Schedule 13D (including any and all amendments) with respect to the shares of Common Stock. A copy of that Joint Filing Agreement is attached hereto as Exhibit 1. Consequently, Mr. DeRoeck, Mr. Thomajan and the Partnership may be regarded as a group and that group may be deemed to have acquired beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Act, of all shares of Common Stock beneficially owned by Mr. DeRoeck, Mr. Thomajan or the Partnership.

  Previously, by letter addressed to the Secretary of TCC, dated November 22, 1996, Mr. DeRoeck:

   (i) advised TCC that he was nominating himself and Mr. Thomajan for election to the Board of Directors of TCC;

   (ii) proposed a resolution ("Proposal") for presentation at the 1997 Annual Meeting of Shareholders of TCC, which resolution, if adopted by the shareholders, would have resulted in the amendment and restatement of Section
  3.02 of the bylaws of TCC, with the effect of eliminating staggered terms for directors elected after its approval;

                          Page 8 of a 13 Page Report

    (iii) advised TCC that Mr. DeRoeck intended to appear at the Annual Meeting of Shareholders in person or by proxy to submit the Proposal to the shareholders; and

    (iv) notified TCC that he intended to solicit proxies ("Proxy Solicitation") in support of his nominees for election to the Board of Directors and the adoption of the Proposal.

   The Company sought to omit the Proposal from its proxy materials on various, primarily technical, grounds and requested that the staff of the Securities and Exchange Commission ("Commission") recommend to the Commission that no enforcement action be taken against the Company if the Proposal was so omitted. Mr. DeRoeck filed a response urging that the Commission deny the Company's request if the Proposal were omitted from the Company's proxy statement. Following an exchange of correspondence, the staff of the Commission notified the Company that the Commission did not believe that the Proposal, as modified by Mr. DeRoeck, could be omitted from the Company's proxy materials.

   In early March of this year, Mr. DeRoeck met with representatives of the Company, at which time Mr. DeRoeck offered to terminate the Proxy Solicitation, if management of the Company (i) would nominate for election to the Board of Directors two persons to be selected, subject to management's approval, by Mr. DeRoeck, (ii) would appoint up to four advisory (non-voting) directors to be selected, subject to management's approval, by Mr. DeRoeck, and (iii) would dismiss Lawrence W. Schumann as Chairman, President and Chief Executive Officer of the Company.

   In response, Mr. DeRoeck was advised that the Board of Directors was prepared to add one position (for a total of seven directors) and to nominate Mr. DeRoeck for election to the Board of Directors at the Annual Meeting to fill the newly created position. However, the Board refused to consider the replacement of Mr. Schumann.

   In addition, Mr. DeRoeck was advised that the Board of Directors had approved an amendment to the Company's bylaws, the effect of which was to eliminate staggered terms for directors who are elected or appointed at or after the Annual Meeting. If it had been submitted to and adopted by the shareholders at the Annual Meeting, the Proposal, as modified in response to the Company's comments, would have resulted in the elimination of staggered terms for all directors elected or appointed after the Annual Meeting. The amendment adopted by the Board of Directors has the effect of eliminating staggered terms for all directors elected at the time of or after the Annual Meeting.

   On April 19, 1997, Messrs. DeRoeck and Thomajan mailed their definitive proxy statement and proxy card in connection with the Proxy Solicitation to shareholders of TCC.

   On May 7, 1997, the Annual Meeting of Shareholders of TCC was held in Austin, Texas for the purpose of electing two members of the Board of Directors of TCC and approving the appointment of Coopers & Lybrand L.L.P. as independent auditors for TCC.

                          Page 9 of a 13 Page Report

   Following the collection of ballots and related proxies at that meeting, Corporate Election Services, Inc., the independent inspector of election engaged by TCC, advised those present at that meeting that it would provide preliminary results with respect to the election of directors and the appointment of independent auditors no later than May 19, 1997. On that basis, that meeting was adjourned until May 23, 1997.

   On May 12, 1997, Corporate Election Services, Inc. delivered its preliminary tabulation of the votes cast at that meeting. At the request of the management of TCC, a review of the independent inspector's preliminary tabulation was conducted by representatives of management and representatives of Messrs. DeRoeck and Thomajan. On May 19, 1997, following that review, Corporate Election Services, Inc. certified the results of the election of directors and the appointment of independent auditors as follows:

NOMINEE                                FOR         WITHHELD
-------                                ---         --------

William E. Callahan                    828,870      9,063


Ed R.L. Wroe, Jr.                      828,720      9,013


Walter A. DeRoeck                    1,024,190      6,242


Robert Thomajan                      1,025,275      4,957




                                       FOR         AGAINST     ABSTAIN
                                       ---         -------     -------
Approval of Appointment of
 Coopers & Lybrand L.L.P.            1,453,089     15,544      399,533



   On May 23, 1997, at the reconvened Annual Meeting of Shareholders, management of the Company reported the final tabulation of the independent inspector of election and announced the election of Messrs. DeRoeck and Thomajan to the Board of Directors and the appointment of Coopers & Lybrand L.L.P. as independent auditors.

   On July 2, 1997, Mr. DeRoeck was elected Chairman and Interim Chief Executive Officer of the Company, replacing Lawrence W. Schumann who resigned from those positions. In addition, Mr. Thomajan was elected Secretary of the Company. On July 11, 1997, Mr. Schumann also resigned as the President and as a director of the Company, and from positions held by Mr. Schumann with the Company's subsidiaries.

   On July 2, 1997, the Board of Directors of the Company also approved a resolution to expand the size of the board by two seats and to add an advisory director to the board. The board appointed a nominating committee to conduct a search for a permanent Chief Executive Officer and for directors to fill the vacancies to be created by Mr. Schumann's resignation and the expansion of the board.


                          Page 10 of a 13 Page Report

   On July 14, 1997, Mr. Schumann concluded the sale of all of the shares of Common Stock that he beneficially owned to Mr. DeRoeck and the Partnership for $2.26 a share (exclusive of brokerage commissions and other charges). Mr. Thomajan serves as the sole general partner of the Partnership.

   With the exception of the Joint Filing Agreement described above, there is no written agreement among Mr. DeRoeck, Mr. Thomajan and the Partnership relative to the Common Stock. However, Mr. DeRoeck, Mr. Thomajan and the Partnership have agreed that:

   (a) Messrs. DeRoeck and Thomajan will seek to identify, and then urge the Board of Directors of TCC to explore, a variety of plans and proposals that, if adopted, would be designed to increase TCC's sales, earnings and return on investment, all with the view to increasing shareholder value; and

   (b) all fees and expenses incurred in connection with the Proxy Solicitation and any legal proceedings related thereto will be paid by Mr. DeRoeck.

   The plans and proposals referred to in clause (a) above may include, among others: (i) a corporate transaction, such as a merger or reorganization; (ii) a sale or transfer of a material amount of assets of TCC or one or more of its subsidiaries; (iii) the acquisition of a material amount of assets in connection with the expansion of TCC's existing lines of business or the development of new lines of business; and (iv) other material changes in TCC's business or corporate structure, including its management.

   Mr. DeRoeck has no power to vote or direct the voting of, nor any power to dispose of or direct the disposition of, the shares of Common Stock owned by Mr. Thomajan or the Partnership. Consequently, Mr. DeRoeck disclaims any beneficial interest in such shares of Common Stock.

   Neither Mr. Thomajan nor the Partnership has any power to vote or direct the voting of, or any power to dispose of or direct the disposition of, the shares of Common Stock owned by Mr. DeRoeck. Consequently, Mr. Thomajan and the Partnership disclaim any beneficial interest in such shares of Common Stock. Similarly, the Partnership disclaims any beneficial interest in the shares of Common Stock owned by Mr. Thomajan.

   As the sole general partner of the Partnership, Mr. Thomajan has the sole power to vote or direct the vote of and the sole power to dispose or direct the disposition of the shares of Common Stock owned by the Partnership.

   Mr. Thomajan has executed a General Power of Attorney in favor of Mr. DeRoeck in order that Mr. DeRoeck may transact business on behalf of Mr. Thomajan while he is traveling outside of the United States. The foregoing General Power of Attorney expires on August 31, 1997. A copy of that General Power of Attorney is attached hereto as Exhibit 2.

                          Page 11 of a 13 Page Report

   Except as set forth above, Mr. DeRoeck, Mr. Thomajan and the Partnership disclaim the existence of any group, in which any of them may be deemed to be a member, relative to the ownership of any securities of TCC. Moreover, except as set forth above and an arrangement with MacKenzie Partners, Inc. to act as proxy solicitor for Mr. DeRoeck and Mr. Thomajan in connection with the Proxy Solicitation, none of Mr. DeRoeck, Mr. Thomajan or the Partnership has any contracts, arrangements, understandings, or relationships (legal or otherwise) with any other person with respect to any securities of TCC, including, but not limited to, transfer or voting of any securities of TCC; finder's fees; joint ventures; loan or option arrangements; puts or calls; guarantees of profits; divisions of profits or losses; or the giving or withholding of proxies.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS
           --------------------------------

   An asterisk (*) indicates documents previously filed with the Commission which are incorporated by reference into this Amendment No. 4 to Schedule 13D.

      (1) Joint Filing Agreement, dated as of July 22, 1997, among Walter A. DeRoeck, Robert Thomajan and Chamois Family Partnership, Ltd.

      (2) General Power of Attorney, dated July 11, 1997, executed by Robert Thomajan in favor of Walter A. DeRoeck.

     *(3) Proxy Statement of Messrs. DeRoeck and Thomajan filed as a preliminary proxy statement under cover of Schedule 14A.

     *(4) Letter to shareholders of TCC Industries, Inc., dated March 28, 1997, filed as definitive additional materials under cover of Schedule 14A.

     *(5) Letter to shareholders of TCC Industries, Inc., dated April 19, 1997, filed as definitive additional materials under cover of Schedule 14A.

     *(6) Proxy Statement, dated April 19, 1997, and accompanying form of proxy filed as a definitive proxy statement under cover of Schedule 14A.

     *(7) Letter to shareholders of TCC Industries, Inc., dated April 24, 1997, filed as definitive additional materials under cover of Schedule 14A.

     *(8) Letter to shareholders of TCC Industries, Inc., dated April 29, 1997, filed as definitive additional materials under cover of Schedule 14A.

                          Page 12 of a 13 Page Report

     *(9) Letter to shareholders of TCC Industries, Inc., dated May 2, 1997, filed as definitive additional materials under cover of Schedule 14A.

     *(10) Statement from the TCC Shareholders Committee, released May 7, 1997, filed as definitive additional materials under cover of Schedule 14A.

     *(11) Current Report on Form 8-K, dated July 7, 1997, and the accompanying
           Exhibit thereto, filed by TCC Industries, Inc.

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date:  July 22, 1997.
                                            /s/  Walter A. DeRoeck
                                        ---------------------------------
                                                 Walter A. DeRoeck

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date:  July 22, 1997.


                                        Robert Thomajan


                                        By: /s/  Walter A. DeRoeck
                                        ---------------------------------
                                                 Walter A. DeRoeck,
                                                 Attorney-in-Fact

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date:  July 22, 1997



                                        Chamois Family Partnership, Ltd.


                                        By:  Robert Thomajan, General Partner

                                         By: /s/  Walter A. DeRoeck
                                            -------------------------------
                                             Walter A. DeRoeck,
                                             Attorney-in-Fact


                         Page 13 of a 13 Page Report